                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                     TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(1)
                               (Amendment No. 2)*

                              Cedara Software Corp.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    150644102
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                                 (CUSIP Number)

                                John J. Millerick
                            Senior Vice President and
                             Chief Financial Officer
                              Analogic Corporation
                               8 Centennial Drive
                                Peabody, MA 01960
                            Telephone: (978) 977-3000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 3, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13df-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


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                                      -2-

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 1.   NAME OF REPORTING PERSON:  ANALOGIC CORPORATION
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-2454372

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 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**      (a)  [ ]
                                                              (b)  [ ]
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 3.   SEC USE ONLY


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 4.   SOURCE OF FUNDS:

      WC
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 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)
                                                        [ ]
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 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

      MASSACHUSETTS
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                      7.    SOLE VOTING POWER:
                            4,580,461 (1)
     NUMBER OF       -----------------------------------------------------------
      SHARES          8.    SHARED VOTING POWER:
    BENEFICIALLY            N/A
   OWNED BY EACH     -----------------------------------------------------------
    REPORTING         9.    SOLE DISPOSITIVE POWER:
    PERSON WITH             4,580,461 (1)
                     -----------------------------------------------------------
                     10.    SHARED DISPOSITIVE POWER:
                            N/A
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      4,580,461 (1)
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES**                                   [ ]

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      19.0%
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14.   TYPE OF REPORTING PERSON:

      CO
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**SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------
(1) Analogic Corporation has pre-emptive rights which allow it to maintain the 19% ownership represented by these shares in the event of certain future issuances of Issuer's Common Stock, subject to regulatory approval.

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                                      -3-


ITEM 1.  Security and Issuer.

         (a) Name and Principal Executive Office of Issuer:

             Cedara Software Corp. (the "Issuer")
             6509 Airport Road
             Mississauga, Ontario, L4V1S7

         (b) Title of Class of Equity Securities:

             Common Stock, no par value

ITEM 2.  Identity and Background.

         (a) Name of Person Filing:

             Analogic Corporation (the "Reporting Person")

         (b) Address of Principal Business Office:

             8 Centennial Drive
             Peabody, MA   01960

         (c) Principal Business:

             Manufacturer of advanced precision data conversion and computer-based signal processing instruments and equipment.

         (d) Criminal Proceedings:

             During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been convicted in any criminal proceeding.

         (e) Civil Proceedings:

             During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Place of Organization:

             Massachusetts

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                                      -4-

         Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U. S. citizens, except as otherwise indicated on Appendix A.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         (a) Source of Funds: Funds for the purchase were derived from the Reporting Person's working capital.

         (b) Amount of Funds: US$872,433

ITEM 4.  Purpose of the Transaction.

         The shares were purchased by Reporting Person as an investment and represents an exercise of the Reporting Person's preemptive rights, received as part of the consideration given for its initial investment in the Issuer, which allow the Reporting Person to maintain its 19% ownership in Issuer in the event of certain future issuances of Issuer's common shares, subject to regulatory approval.

ITEM 5.  Interest in Securities of the Issuer.

         (a) Number of Shares Beneficially Owned: 4,580,461 shares of Common Stock (See footnote 1 on Cover Page).

             Percent of Class: 19%, based upon the 24,157,621 shares of Common Stock outstanding as of May 3, 2002 as stated by the Issuer on May 10, 2002 including the 580,461 shares of treasury stock issued to the Reporting Person which give rise to the filing of this Amendment.

         (b) Sole Power to Vote, Direct the Vote of, or Dispose of Shares:
             4,580,461 (See footnote 1 on Cover Page)

         (c) Recent Transactions: N/A

         (d) Rights with Respect to Dividends or Sales Proceeds: N/A

         (e) Date of Cessation of Five Percent Beneficial Ownership: N/A

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Footnote 1 on Cover Sheet.

ITEM 7.  Material to be Filed as Exhibits.

              Exhibit 3   Subscription Agreement dated April 29, 2002

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                                      -5-

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 10, 2002.

                                            ANALOGIC CORPORATION

                                            By: /s/ John J. Millerick
                                               ---------------------------------
                                               John J. Millerick
                                               Senior Vice President and
                                               Chief Financial Officer


                                   APPENDIX A

                                    DIRECTORS

There has been no change to the list of Directors of Analogic Corporation identified and other information with respect to each Director reported in the
Schedule 13D with respect to the Issuer filed with the SEC by the Reporting Person on October 10, 2001, except as follows: Thomas J. Miller, Jr. is no longer a Director of the Reporting Person

                               EXECUTIVE OFFICERS

The following is a list of all executive officers of Analogic Corporation, excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 8 Centennial Drive, Peabody, MA 01960, which address is Analogic Corporation's business address. All executive officers are United States citizens except as indicated below.

Name              Bernard M. Gordon
Title:            President & Chief Executive Officer

Name              Lothar Koob, a German citizen
Title:            Executive Vice President

Name              John J. Millerick
Title:            Senior Vice President, Treasurer and Chief Financial Officer

Name:             Julian Soshnick
Title:            Vice President, General Counsel and Clerk